EVERGREEN
EVERGREEN MARINE CORP. (TAIWAN) LTD.

166, SEC. 2, MINSHENG E. ROAD, 104, TAIPEI, TAIWAN, R.O.C.
TEL: (02) 25057766 (10 LINES)
TELEX: 11476 EVERMARINE 21567 EVERMARINE

SEC MAIL PROCESSING
RECEIVED
JAN 18 2007
WASH, D.C. 199 SECTION

07020506

Division of Corporation Fi
Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C.20549

January 17, 2007

SUPPL

Re: The information required by Rule 12g3-2(b)
from Evergreen Marine Corporation
(Taiwan) Ltd. (" the Company ")

Dear Sir / Madam,

Attached hereto is the English version that the Company had published, filed or distributed from July 1, 2006 to December 31, 2006 for your file.

If you have any question, please feel free to contact the undersigned.
(886-2-2509-3660ext 301 or gracehsieh@evergreen.com.tw)

PROCESSED
JAN 2 5 2007
THOMSON
FINANCIAL

Very truly yours,

Grace Shu-Hui Hsieh
Stock Department

Dlw 1/24

EVERGREEN MARINE CORPORATION (TAIWAN) LTD.

List of Information Referred to in Paragraph (b)(1)(I) of Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, Published, Filed or Distributed from July 1, 2006 to December 31, 2006

1. Press release or notices

A. Announcement of certain significant matters (summary English version as attachment 1-A)

B. Announcement of capital increase, issuance of new shares and new global depositary receipts (summary English version as attachment 1-B)

2. Reports released publicly on the website: http://newmops.tse.com.tw

A. Monthly operation statements from July of 2006 to December of 2006 (brief English description as attachment 2-A)

Announcement of Certain Significant Matters of Evergreen Marine Corporation (Taiwan) Ltd. (Brief English Description)

1. Date: July 26, 2006

   To announce the adjustment of conversion price of the 1st unsecured convertible bond from NT$24.07 to NT$22.21 and the 2nd unsecured convertible bond from NT$21.68 to NT$19.98.

2. Date: August 18, 2006

   To announce the adjustment of conversion price of the 1st unsecured convertible bond from NT$22.21 to NT$21.85.

3. Date: September 15, 2006

   To announce the adjustment of conversion price of the 2nd unsecured convertible bond from NT$19.98 to NT$18.27.

4. Date: November 29, 2006

   To announce of the put option exercise period for the 1st unsecured convertible bondholders from December 12, 2006 to January 11, 2007 at 100.6% of par value.

5. Date: December 26, 2006

   To announce of re-electing Mr. Wang, Long-Shung to replace Mr. Chang, Kuo-cheng as the Chairman of the Company, and appointing Mr. Yen, Ho-Yao to replace Mr. Wang, Long-Shung as President as well as Spokesman of the Company from January 1, 2007.

Announcement of Capital Increase, Issuance of New Shares and New Global Depositary Receipts of Evergreen Marine Corporation (Taiwan) Ltd. (Summary English Version)

An issuance project of 190,761,731 new common shares of capitalization from retained earnings made by Evergreen Marine Corporation (Taiwan) Ltd. (the "Company") was approved by the Financial Supervisory Commission, Executive Yuan of Republic of China ("ROC") on July 12, 2006. And registration of capital increase of the Company was approved by the Ministry of Economic Affairs of R.O.C. on September 4, 2006.

New share certificates issued in scripless form have been respectively delivered to each shareholders of the Company by registered mail or by book-entry system of the Taiwan Securities Central Depositary Co. Ltd. and traded on September 20, 2006.

For the issuance of new shares mentioned above, 27,616 new Global Depositary Receipts backed by 276,168 shares have been issued and traded on September 27, 2006.

Attachment 2-A

Monthly Operation Statements of Evergreen Marine Corporation (Taiwan) Ltd. (Brief English Description)

1.Statements of operation for July 2006 (publicly announced on the website: http://mops.tse.com.tw)

Date: August 10, 2006
Net operating revenue: NTD 2,636,798,000
Amount of Endorsements/Guarantees: NTD 25,978,445,000
Balance of Third-Party Loan: NTD 0

2.Statements of operation for August 2006 (publicly announced on the website: http://mops.tse.com.tw)

Date: September 8, 2006
Net operating revenue: NTD 2,764,938,000
Amount of Endorsements/Guarantees: NTD 25,432,047,000
Balance of Third-Party Loan: NTD 0

3.Statements of operation for September 2006 (publicly announced on the website: http://mops.tse.com.tw)

Date: October 9, 2006
Net operating revenue: NTD 2,775,453,000
Amount of Endorsements/Guarantees: NTD 25,532,036,000
Balance of Third-Party Loan: NTD 0

4.Statements of operation for October 2006 (publicly announced on the website: http://mops.tse.com.tw)

Date: November 10, 2006
Net operating revenue: NTD 2,391,774,000
Amount of Endorsements/Guarantees: NTD 57,404,924,000
Balance of Third-Party Loan: NTD 0

5.Statements of operation for November 2006 (publicly announced on the website: http://mops.tse.com.tw)

Date: December 8, 2006
Net operating revenue: NTD 2,758,474,000
Amount of Endorsements/Guarantees: NTD 57,528,072,000
Balance of Third-Party Loan: NTD 0

6.Statements of operation for December 2006 (publicly announced on the website: http://mops.tse.com.tw)

Date: January 10, 2007
Net operating revenue: NTD 2,717,329,000
Amount of Endorsements/Guarantees: NTD 54,991,515,000
Balance of Third-Party Loan: NTD 0